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SEC FILE NUMBER
8-68428

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____ **01/01/22** _____ AND ENDING _____ **12/31/22** _____

                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Bridge Street Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 Mission Street, 14th Floor

                                         (No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Curtis	**(415) 710-6951**	**jon@bridgestreetadvisors.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP

                              (Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	**3438**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jonathan Curtis__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Bridge Street Securities, LLC__ , as of __December 31__ , 2 __022__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Managing Director

__Notary Public__

See Attached
Notary Certificate

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _____Marin_____)

On ____February 3rd, 2023_____ before me, ___David J Ladd, Notary Public_____
(insert name and title of the officer)

personally appeared __Jonathan___Curtis_____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____ (Seal)

DAVID J. LADD
COMM. #2405071
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires May 21, 2026
PC02

Bridge Street Securities, LLC

December 31, 2022

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Member of
Bridge Street Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bridge Street Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bridge Street Securities, LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Bridge Street Securities, LLC's auditor since 2009.

Walnut Creek, California

February 1, 2023

1

Bridge Street Securities, LLC

Statement of Financial Condition

December 31, 2022

Assets		
Cash	$	196,025
Accounts receivable		25,813
Prepaid expenses		446
Total Assets	$	222,284

Liabilities and Member's Equity		
Accounts payable	$	24,690
Deferred revenue		25,000
Due to member		813
Total Liabilities		50,503
Member's Equity		171,781
Total Liabilities and Member's Equity	$	222,284

The accompanying notes are an integral part of this financial statement.

Bridge Street Securities, LLC

Notes to the Financial Statement

December 31, 2022

1. Organization

Bridge Street Securities, LLC (the "Company") was organized as a Delaware limited liability company in July 2009. The Company is owned by its sole member, Bridge Street Advisors, LLC (the "Member"), and operates in San Francisco, California. Under this form of organization, the Member is not liable for the debts of the Company. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in October 2010. The Company advises public and private companies on mergers, acquisitions, and other corporate matters on a fee basis.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. No cash equivalents were held as of December 31, 2022.

Investments
The Company's investments are recorded at fair value with the change in fair value during the period recorded in current earnings. No investments were held as of December 31, 2022.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2022.

Bridge Street Securities, LLC

Notes to the Financial Statement

December 31, 2022

2. Significant Accounting Policies *(continued)*

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examination by taxing authorities for tax years before 2018.

3. Revenue from Contracts with Customers

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $25,117 and $25,813 as of January 1, 2022 and December 31, 2022, respectively.

Alternatively, fees received or billed prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees in investment banking engagements. For the year ended December 31, 2022, $25,000 of revenue recognized relates to the January 1, 2022 balance of deferred retainer revenue. As of December 31, 2022, deferred retainer revenue related to contracts with customers was $25,000.

Contract Costs
Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract-by-contract basis. There were no capitalized contract costs as of December 31, 2022. Direct and indirect costs associated with investment banking advisory engagements are incurred by the Member.

4. Related Party Transactions

The Company has an expense sharing agreement with the Member. The Member provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate the Member and is not subject to any lease agreements.

Reimbursable expenses associated with investment banking advisory engagements are incurred by the Member. The Company bills and collects these reimbursable expenses from its clients and immediately remits payment to the Member upon receipt. Any reimbursement remaining uncollected at the end of each period are recorded as due to Member on the Statement of Financial Condition. As of December 31, 2022, $813 was due to the Member for such expenses.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2022, the Company's net capital was $145,522 which exceeded the requirement by $140,522.

Bridge Street Securities, LLC

Notes to the Financial Statement

December 31, 2022

6. **Risk Concentration**

   The Company maintains its cash in bank deposit accounts which, at times, may have exceeded federally insured limits during the year.

   As of December 31, 2022, 100% of accounts receivable was due from one client.

7. **Subsequent Events**

   The Company has evaluated subsequent events through February 1, 2023, the date which the financial statements were issued.